Exhibit 99.2

PRESIDENT’S LETTER
May 22, 2014
Dear Shareholders:

At the time of writing, we have recently passed a significant milestone by producing a 43-101 Preliminary Economic Assessment (“PEA”) on our 100% owned flagship Mexican gold-silver Tuligtic property. It is all the more significant when we consider that it has come about less than four years since the discovery hole was announced in August 2010. Over that time much has changed in market sentiment however. The 2011 fiscal year saw both a high in the share price, and the beginnings of the challenging market we find ourselves in now. After the two very difficult years of 2012 and 2013, both for mineral company valuations and metal prices, we have managed to take a discovery through to a PEA with a high confidence resource, 84% of which is in the Measured and Indicated categories. Despite the current market valuation, the PEA indicates the possibility of realising significant value for the new gold-silver deposit we have defined at Ixtaca. The path to realising that value is quite clear in the current market place: continue de-risking the project with further engineering work towards a Pre-Feasibility study. With roughly ten million in cash we have the financial capacity to accomplish this and work has commenced. A Pre-Feasibility level study will also provide the environmental engineering framework to consider permitting any positive development plan that could emerge. This would be an advanced stage of development for the project comparatively to where are today. By further de-risking the project we expect to be adding value that we can all realise when better market conditions and metal prices create positive sentiment for companies like ours. At the same time we expect to at long last return to our core values of exploration. There is no better place to explore than next to an established deposit and that is precisely what we plan to do this year on the Tuligtic project.

But there is much more to Almaden than the Ixtaca Zone. Your Company has amassed a portfolio of high potential gold, silver and gold-copper projects in Mexico, Nevada and Canada that I believe to be one of the sector's most compelling. They were identified and acquired as part of the Company’s past regional exploration programs which are operated by Almaden’s expert geological management team. Over the years the Company has developed proprietary techniques and databases particularly in eastern Mexico. This, combined with the skills of our team, gives Almaden exceptional capacity to add value through exploration and the on-going regional program in Mexico continues to add to the Company’s property portfolio.

The excellent infrastructure, good jurisdiction and positive PEA economic for the Ixtaca deposit are not common attributes for the scale of gold and silver production contemplated in the PEA. These assets do not “grow on trees” and despite the current market outlook we feel very strongly that the Ixtaca deposit has the potential to reward shareholders with better valuations than we are realising today. In the meantime we have no intention of resting post PEA. We expect to drive forward on the path of de-risking the project with advanced engineering studies while judiciously exploring the high priority targets in our portfolio, both at Tuligtic and elsewhere. I wish to thank you for your support and a peaceful and prosperous 2014.

Your President,
“Morgan Poliquin”
Morgan Poliquin